EXHIBIT A1

                               MOTIENT CORPORATION
                  OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS FOR

                           SHARES OF ITS COMMON STOCK

================================================================================
                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
--------------------------------------------------------------------------------
           AT 5:00 P.M., RESTON, VIRGINIA TIME, ON SEPTEMBER 25, 2001,
                          UNLESS THE OFFER IS EXTENDED.

     Motient Corporation ("Motient") hereby offers shares of restricted stock in exchange for all outstanding options to purchase shares of our common stock, referred to here as the "options", that are held by our current employees and directors, as well as one former employee, the "eligible participants", under the following two plans: (1) the Motient Corporation Stock Award Plan, referred to here as the "stock award plan", and (2) the Motient Corporation 1999 Stock Option Plan for Non-Employee Directors, referred to here as the "director plan". Shares of restricted stock issued in exchange for options will be issued under the stock award plan and will be subject to forfeiture and other restrictions until they vest under the terms of a new restricted stock award agreement between each tendering optionholder and us. The number of shares of restricted stock to be granted to each eligible participant will be equal to 75% of the number of shares subject to the options tendered and accepted for exchange. We will not issue any fractional shares of restricted stock, and we will round up all fractional shares to the next whole share. We refer to this offer to exchange and the related letter of transmittal, with any amendments or supplements, as the "offer."

     This offer is not conditioned upon a minimum number of options being tendered. All options properly tendered and not thereafter validly withdrawn will be purchased by us in exchange for shares of restricted stock, on the terms and conditions described in Section 6. You may tender all, or none of your option grants. If, however, you tender an option grant you must tender all of the outstanding options in that grant.

     All new shares of restricted stock will be subject to the terms of the stock award plan, to a new restricted stock agreement entered into between us and you, and to the vesting schedule set forth in this new restricted stock agreement. See Section 8.

     Neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender options. We have been advised that most of our executive officers and directors intend to tender options pursuant to this offer.

     Shares of our common stock are listed and traded on the Nasdaq National Market under the symbol "MTNT." As of August 16, 2001, the closing price of our common stock, as reported on the Nasdaq National Market , was $.43 per share. We urge you to obtain current market quotations for our common stock. See Section 7.

     You should direct questions or requests for assistance or for additional copies of this Offer to Exchange or the letter of transmittal to Suzi Podhorecki, our Legal and Stock Option Administrator, at (703) 758-6135 or Jane Luba, our Vice President of Human Resources, at (703) 758-6100 at the Motient Corporation, 10802 Parkridge Boulevard, Reston, Virginia 20191-5416.





                                 August 27, 2001

                              IMPORTANT INFORMATION

     If you wish to tender your options for exchange you must complete and sign the letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, and mail or otherwise deliver it and any other required documents, including the option agreement(s) evidencing your options, to us at our address set forth on the letter of transmittal.

     This offer is not being made to, nor will any tender of options be accepted from or on behalf of, optionholders in any jurisdiction in which the making of this offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make this offer to optionholders in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than those contained herein or in the related letter of transmittal. If anyone makes any recommendations or gives any information or representations to you, you must not rely upon that recommendation, information or authorization as having been authorized by us.

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

o    What are we offering to exchange?

     We are offering to exchange all outstanding stock options held by the eligible participants issued under the stock award plan or the director plan. In exchange for options tendered, we will issue shares of Motient common stock in the form of "restricted stock." (Pages 12-13)

o    Who is eligible to participate?

     All current employees and directors of Motient and its consolidated subsidiaries who are residents of the United States, and one former employee. (Page 12)

o    Why are we making the offer?

     Nearly all of our outstanding options under the stock award plan and the director plan, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe most, if not all, of our options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for restricted stock, we expect to be able to provide better performance incentives to employees and directors and thereby maximize stockholder value. (Page 13)

o How many shares of restricted stock will I receive in exchange for the options I tender?

     You will receive shares of restricted stock equal to 75% (rounded up to the next whole share) of the number of shares subject to the options you tender. For example, if you have an option grant for 1,000 shares and you elect to tender it in this offer, you will receive a grant of 750 shares of restricted stock.

     Please note, that the Motient board of directors has approved a one-for-ten reverse stock split. If this is approved by our stockholders, the number of shares of restricted stock you are entitled to receive will be adjusted so that you receive one share of restricted stock for each ten shares of restricted stock held prior to the split. The Motient stockholders will vote on the reverse stock split at a stockholders meeting expected to be scheduled for late September or early October 2001, after the expiration of this offer. If approved, the reverse stock split will take effect as soon as practicable, likely within two business days after approval, and your shares of restricted stock will be adjusted for the reverse stock split. The reverse stock split will not change the percentage ownership interest in Motient represented by your shares of restricted stock. (Pages 12-13)

o    What is restricted stock?

     Unlike stock options, where the optionee has only a right to purchase shares of stock at a certain price, when you receive restricted stock you will become a holder of actual shares of common stock, issued at no cost to you. These shares are considered "restricted" because they are subject to forfeiture and restrictions on transfer until the restrictions lapse, at which time the shares "vest." The forfeiture and transfer restrictions will be set forth in a restricted stock agreement entered into between you and us. Once the shares of restricted stock have vested, those shares will be yours to hold, transfer or sell as you desire, subject to applicable securities laws, our Insider Trading Policy and payment of withholding taxes and applicable commissions. (Pages 21-23)

o    What are the other restrictions on the restricted stock?

     The restrictions on the restricted stock you will receive in this tender offer are contained in the restricted stock agreement. Until the restricted stock vests, it generally may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of. (Pages 21-23)

     You will not receive a stock certificate for the restricted stock until after the restricted stock has vested. Until then, the restricted stock will be held in our custody. Once the restricted stock has vested, the stock will no longer be subject to forfeiture and will be free of the terms, conditions and restrictions contained in the restricted stock award agreement. You will then receive a certificate for the corresponding number of shares of common stock. (Page 23)

o    What is the vesting schedule for the restricted stock?

     The new restricted stock grant you receive will have the same vesting schedule as the option you exchanged for the restricted stock, except that no shares will be vested during the six-month period following the date of your new restricted stock award, referred to here as the "vesting suspension period." In general, this means that you will forfeit your entire award if you terminate employment during the vesting suspension period.

     For example, assume that you received an option grant to purchase 1,000 shares of common stock on May 1, 1999, subject to a three-year vesting schedule under which 33 1/3% of the number of shares subject to the option grant vests on each of the first three anniversaries of the grant date. On May 1, 2001, two-thirds of the shares subject to the option, or 667 shares, would have vested. The remaining 33 1/3 shares would vest on May 1, 2002, if you were still employed by us on that date and continued to meet the requirements of the plan. Also assume that this offer closes on September 30, 2001 and you elect to tender your option grant for 1,000 shares in exchange for 750 shares of restricted stock. On October 1, 2001, the date of the award, you would receive your shares of restricted stock.

     o If you are not an employee of Motient on April 1, 2002, (six months after the grant date of your restricted stock) ordinarily you will forfeit all of the shares of restricted stock and will not receive any other consideration for the options you tendered.

     o If you are employed by Motient on April 1, 2002, the vesting percentage applicable to the options you tendered will be reinstated and will apply to your restricted stock award. As a result, two-thirds of your 750 shares of restricted stock, or 500 (rounded up to the next whole share in the case of fractional shares) will be vested.

     o If you are employed by Motient on May 1, 2002, the remaining one-third of your shares of restricted stock or 250 will vest.

     You will not receive a stock certificate for the restricted stock until after the restricted stock has vested. We will issue a stock certificate for the shares of restricted stock that are vested at end of the vesting suspension period.

o    Are there any exceptions to the vesting schedule?

     If your employment with us terminates due to your death or your disability, you will automatically be vested in 100% of your restricted stock on your termination date. If, during the vesting suspension period, we terminate your employment other than for "cause", such as a result of a downsizing or reduction in our workforce, you will automatically be vested, on your termination date, in a number of shares of restricted stock equal to the percentage of your options that would have been vested as of such date under your existing option agreement. Certain "insiders," as defined in the restricted stock agreement, will automatically be vested in 100% of their restricted stock upon a change of control, as defined in the restricted stock agreement, if equivalent restricted stock is not received as part of the of the change of control. (Pages 21-23)

o Am I entitled to exercise any rights of ownership of restricted stock while the stock is subject to a restriction or similar condition?

         Yes, you will have dividend, voting and other stockholder rights with respect to any restricted stock you receive in the offer as of the grant date of your award of restricted stock. In addition, we will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders.

o    Do I have to tender all of my options?

     No, you are not required to tender any or all of your options. If you do tender, however, you must tender all of the outstanding options that were granted under a particular stock option agreement, referred to here as a "grant." Assume, for example, that we previously have granted you option grant A for options to purchase 1,000 shares of common stock and option grant B for options to purchase 2,000 shares of common stock. In addition, you previously exercised a portion of option grant A for 500 shares, and still have options to purchase 500 shares under option grant A. You may:

o    tender both option grant A and option grant B;

o    tender neither option grant A nor option grant B; or

o    tender either option grant A or option grant B.

If you do tender option grant A, you must tender options for all 500 shares remaining under this grant. Similarly, if you tender option grant B, you must tender options for all 2,000 shares under this grant. (Page 18).

o When will I receive my shares of restricted stock?

     We will exchange the shares of restricted stock for the tendered options promptly following the expiration date of the offer. After the expiration date of the offer, we will forward a restricted stock award agreement to you. You must properly execute this restricted stock award agreement and return it to us. Upon our receipt of the executed restricted stock award agreement, we will issue the restricted stock to your account. Because of the six-month vesting suspension period, you will not, however, receive any stock certificates at this time. In addition, you will only receive stock certificates at such time as your restricted stock vests.

o What happens if Motient is acquired during the six-month vesting suspension period?

     While we currently have no plans to enter into any transaction to be acquired, it is possible that during the six-month period following the issuance to you of your restricted stock, we might enter into an agreement for a merger into another company or a change of control transaction. If we do, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to make substitute equivalent restricted stock grants to continuing employees and directors who are eligible to receive restricted stock in this offer. We reserve the right, however, in the event of a merger into another company or a change of control transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. There can be no assurance that we would be successful in negotiating an agreement to substitute equivalent restricted stock.

     If we do not negotiate equivalent restricted stock, the terms of the merger agreement could instead include provisions terminating your right to any shares of restricted stock that are then unvested. Shares of restricted stock to be issued to you in the offer to exchange will not vest until the end of the vesting suspension period. If we were to terminate your right to receive such restricted stock, you may not receive restricted stock or securities of the acquiror or any other consideration for your unvested restricted stock, or you may receive restricted stock on a vesting schedule less favorable than the vesting schedule of your tendered options.

     Our current merger agreement with Rare Medium Group, Inc. will not affect this offer or limit our ability to grant shares of restricted stock in exchange for the options tendered. See amendment no. 1 to our registration statement on S-4 (file no. 333-63826) filed on August 15, 2001 for a description of the Rare Medium merger.

o What is the source of the restricted stock that will be used to exchange my options?

     Regardless of the plan pursuant to which your options were granted, the restricted stock offered to optionholders will be issued under our stock award plan, and it will be drawn from the pool of common stock currently authorized for issuance under the plan. All options purchased by us in the offer will be cancelled, thereby permitting the issuance of the restricted stock and providing additional stock for future awards under the stock award plan and the director plan. (Page 27)

o When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

     The offer expires on September 25, 2001, at 5:00 p.m., Reston, Virginia time, unless it is extended by us.

     We may, at our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long.

     If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Reston, Virginia time on the next business day following the previously scheduled expiration of the offer period. (Pages 29-30)

o    How do I tender my options?

     If you decide to tender your options, you must deliver, before 5:00 p.m., Reston, Virginia time, on September 25, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Suzi Podhorecki at Motient Corporation, 10802 Parkridge Boulevard, Reston, Virginia 20191-5416.

     If the offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the offer.

     We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Pages 29-30)

     We recommend that if you choose to mail your documents, you send them by certified or registered mail. Interoffice mail is not recommended since it cannot be tracked. Please keep a copy of all documents. Motient will not be responsible for any lost mail, whether interoffice or otherwise.

o    During what period of time can I withdraw previously tendered options?

     You may withdraw your tendered options at any time before 5:00 p.m., Reston, Virginia time, on September 25, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Pages 16-17)

o What does management and our company's board of directors think of the offer?

     Although the board of directors has approved this offer, neither management nor the board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

     We have been advised that most of our executive officers and directors intend to tender options pursuant to the offer. (Pages 26-27)

o    Will I have to pay taxes for the exchange?

     There are no immediate tax consequences to receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. A Section 83(b) election requires you to recognize ordinary income in an amount equal to the fair market value of the restricted stock on the day you receive it.

     If you do not make a Section 83(b) election, you will be required to recognize ordinary income on the day the restricted stock vests, in an amount equal to the fair market value of such restricted stock, determined on the date the shares vest.

     Please see Section 13 for a more detailed discussion of tax consequences. (Pages 28-29)

     You are urged to consult with your own tax adviser to determine the tax consequences of participating in the offer. (Pages 28-29)

o    Who should you contact if you have questions about the offer?

     For additional information or assistance, you may contact:

     Suzi Podhorecki, our Legal and Stock Option Administrator, or Jane Luba, our Vice President of Human Resources
     Motient Corporation
     10802 Parkridge Boulevard
     Reston, Virginia 20191

     Telephone:        Suzi Podhorecki:  703-758-6135
                       Jane Luba:       703-758-6100

                       Email:  Options@motient.com

                                TABLE OF CONTENTS


SECTION                                                                     Page

SUMMARY TERM SHEET.............................................................3
TABLE OF CONTENTS.............................................................10
FORWARD-LOOKING STATEMENTS....................................................10
INTRODUCTION..................................................................11
THE OFFER.....................................................................12
1.    NUMBER OF SHARES OF RESTRICTED STOCK; EXPIRATION DATE...................12
2.    PURPOSE OF THE OFFER; CERTAIN PLANS OR PROPOSALS........................13
3.    PROCEDURES FOR TENDERING OPTIONS........................................15
4.    WITHDRAWAL RIGHTS.......................................................16
5.    ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE
      OF RESTRICTED STOCK.....................................................17
6.    CERTAIN CONDITIONS OF THE OFFER.........................................18
7.    PRICE RANGE OF THE COMMON STOCK.........................................21
8.    SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK AWARD.....21
9.    CERTAIN INFORMATION ABOUT US............................................23
10.   INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS
      CONCERNING THE OPTIONS..................................................26
11.   STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER...........................27
12.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.............................27
13.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................28
14.   EXTENSION OF OFFER; TERMINATION; AMENDMENT..............................29
15.   FEES AND EXPENSES.......................................................31
16.   ADDITIONAL INFORMATION..................................................31
17.   MISCELLANEOUS...........................................................33

SCHEDULE A...................................................................A-1


                           FORWARD-LOOKING STATEMENTS

     This offer to purchase and information that is incorporated by reference in it contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. When used in this offer to purchase, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties that include, among other things, general economic, business, and regulatory conditions, competition, federal and state regulations, availability, terms and use of capital, environmental issues and weather. Some or all of the factors are beyond our control.

                                  INTRODUCTION


     Motient Corporation, a Delaware corporation, hereby offers to exchange all outstanding options to purchase shares of our common stock held by eligible participants under the stock award plan and the director plan in exchange for restricted stock. The shares of restricted stock will be subject to forfeiture, vesting and other restrictions under the terms of a new restricted stock agreement between you and us. See Section 8. Our offer is made upon the terms and subject to the conditions set forth herein and in the related letter of transmittal.

     This offer is not conditioned upon a minimum number of options being tendered. The offer is, however, subject to other conditions. See Section 6.

     We are offering to exchange all of the outstanding options under the stock award plan and the director plan held by you if you are eligible to participate in the offer. All options properly tendered and not validly withdrawn will be exchanged for restricted stock, subject to the terms and the conditions of the offer. You are not required to tender any or all of your options. If, however, you elect to participate in this exchange, you must tender all options issued to you as part of the same grant. The number of shares of restricted stock to be granted to each eligible participant will be equal to the number of shares subject to the options tendered and accepted for exchange multiplied by 0.75.

     The restricted stock issued in exchange for tendered options will be issued under the stock award plan. Regardless of the current vesting schedule of your options, the restricted stock you receive for tendered options will be subject to a new restricted stock agreement entered into between us and you, and to the vesting schedule set forth in the new restricted stock agreement entered into between us and you. See Section 8.

     Neither we nor our board of directors make any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender options. We have been advised that most of our executive officers and directors intend to tender options pursuant to this offer.

     As of the date of this offer, we had issued and outstanding options to purchase 4,873,988 shares of common stock issued under the stock award plan and the director plan to the eligible participants. The exercise price of these outstanding options range from $.66 to $38.06 per share. The options we are offering to exchange represent approximately 90.3% of our total stock options issued and outstanding as of such date.

     Our common stock is listed and traded on the Nasdaq National Market under the symbol "MTNT." On August 16, 2001, the last reported sale price of our common stock was $.43 per share. You are urged to obtain current market quotations for our common stock. See Section 7.

     All options accepted by us pursuant to this offer will be cancelled.

                                    THE OFFER


1. NUMBER OF SHARES OF RESTRICTED STOCK; EXPIRATION DATE.

     If you are an employee or director of Motient or one of its consolidated subsidiaries, a resident of the United States and have been granted options under either the stock award plan or the director plan you are eligible to participate in the offer. In addition, we have granted one former employee the right to participate in the offer.

     We will exchange for new shares of restricted stock to be issued under the stock award plan all eligible outstanding options under the stock award plan and the director plan that are properly tendered and not validly withdrawn in accordance with section 4 before the "expiration date," as defined below. Eligible outstanding options are all options held by eligible participants. The exchange is subject to the terms and conditions of this offer. You are not required to tender any or all of your options. However, if you elect to participate in this exchange with respect to any eligible options, you must tender all options that were issued to you as part of the same grant.

     The number of shares of restricted stock to be granted to each eligible individual will be equal to the number of shares subject to the options tendered and accepted for exchange multiplied by 0.75. We will not issue any fractional shares of restricted stock, and we will round up all fractional shares to the next whole share.

     The number of shares of restricted stock will be adjusted for any stock splits, stock dividends, and similar events completed after the expiration date and prior to the issuance of the new shares of restricted stock.

     The Motient board of directors has approved a one-for-ten reverse stock split. If the reverse stock split is approved by our stockholders, the number of shares of restricted stock you are entitled to receive will be adjusted so that you receive one share of restricted stock for each ten shares of restricted stock held prior to the split. Our stockholders will vote on the reverse stock split at a special meeting of stockholders expected to be scheduled for late September or early October 2001, after the expiration of this offer. If approved, the reverse stock split will take effect as soon as practicable, likely within two business days after approval at the stockholders' meeting. The reverse stock split will not change your percentage ownership interest in Motient represented by your shares of restricted stock.

     There are important tax consequences upon the vesting of the new shares of restricted stock, or the execution of a Section 83(b) election. These tax consequences are described in more detail in Section 13 below.

     The "expiration date" of the offer is 5:00 p.m., Reston, Virginia time, on September 25, 2001. However, if in our discretion, we extend the period of time during which the offer will remain open, the term "expiration date" shall refer to the latest time and date at which the offer, as so extended, expires. See
Section 14 for a description of our rights to extend, delay, terminate and amend the offer.
                                  -12-

     If we decide to take any of the following actions, we will publish notice of the action and extend the offer for a period of ten business days after the date of the publication:

(a) (1) we increase or decrease the amount of consideration offered for the options; or

     (2) we decrease the number of options eligible to be tendered in the offer; or

     (3) we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

(b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in section 14.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Reston, Virginia time.


2.   PURPOSE OF THE OFFER; CERTAIN PLANS OR PROPOSALS.

Purpose of the Offer

     Nearly all of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. By making this offer to exchange outstanding options for new shares of restricted stock, we intend to provide our employees with the benefit of owning common stock that over time may have potential to increase in value, create better performance incentives for employees and maximize stockholder value.

Certain Plans or Proposals

     We consistently evaluate strategic opportunities that may arise, including additional capital infusions, joint ventures, strategic partnerships, acquisitions and the purchase or sale of assets. We have entered into a merger agreement with Rare Medium Group. As part of the merger consideration, we will issue to the holders of Rare Medium common stock shares of Motient Series A preferred stock. In order to create the Series A preferred stock, we will restate our certificate of incorporation. Holders of Motient common stock will not exchange any of their shares in the merger with Rare Medium. We intend to complete this exchange of options for restricted stock prior to the completion of the merger and the filing of the restated certificate of incorporation. We also intend to include in our restated certificate of incorporation an increase of our authorized shares of capital stock from 150.2 million to 300 million. The merger and the restatement to our certificate of incorporation are more completely described in amendment no. 1 to our registration statement on S-4 (file no. 333-63826) filed on August 15, 2001.

     On July 26, 2001, our board of directors approved a one-for-ten reverse stock split which if approved by our stockholders will be implemented by an amendment to our certificate of incorporation. The purpose of the reverse stock split is to facilitate continued listing of Motient common stock on the Nasdaq National Market. Because Motient is not currently in compliance with the requirements for continued listing on Nasdaq, Motient received a letter from Nasdaq on May 18, 2001 that, unless Motient provides Nasdaq with a definitive plan to achieve compliance in the short term and sustain compliance in the long term, Nasdaq will notify Motient that its common stock will be delisted. The Motient board of directors believes the reverse stock split will likely result in a higher bid price of our common stock. Our stockholders will vote on the reverse stock split at a special meeting expected to be scheduled for late September or early October 2001. The reverse stock split is more completely described in amendment no. 1 to our registration statement on S-4 (file no. 333-63826) filed on August 15, 2001. The restricted stock grants you will receive in exchange for your options tendered will be adjusted to reflect the reverse stock split so that for each ten shares of restricted stock you are entitled to receive in this offer to exchange you will receive one share of restricted stock. The reverse stock split will not change the percentage ownership interest in Motient represented by your shares of restricted stock.

     In June 2000, we formed a new joint venture subsidiary, Mobile Satellite Ventures LLC, of which we currently own 80% of the membership interest. In January 2001, we signed a definitive agreement to combine, in Mobile Satellite Ventures, our satellite communications business. Upon closing of these transactions, we would contribute our satellite assets held by Motient Services Inc. to Mobile Satellite Ventures.

     Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, as of the date of this filing, we have no definitive plans or proposals that have not been publicly disclosed that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

(e) any other material change in our corporate structure or business;

(f) our common stock being delisted from a national securities exchange or cease being authorized for quotation in an automated quotation system operated by a national securities association;

(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i) the acquisition by any person of any of our securities or the disposition of any of our securities; or

(j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Nothing contained herein shall restrict our ability to do any of the foregoing.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.


3.  PROCEDURES FOR TENDERING OPTIONS.

     Proper Tender of Options. To validly tender your options in the offer, a properly completed and executed letter of transmittal and any other required documentation, including the option agreement(s) evidencing your options, must be received by us at our address or fax number on the back cover of this offer to exchange before the expiration date.

     The method of delivery of all documents, including letters of transmittal, option agreement(s), and any other required documents, is at the election and risk of the tendering optionholder. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. Interoffice mail is not recommended since it cannot be tracked. Please keep a copy of all documents. Motient will not be responsible for any lost mail, whether interoffice or otherwise. In all cases, you should allow sufficient time to ensure timely delivery.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tender of options will be determined by us, in our sole discretion. Our determination will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or the acceptance for payment of or payment for which may be unlawful. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular optionholder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person will be obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above will constitute your acceptance of the terms and conditions of the offer. Our acceptance for purchase of your tendered options for cancellation and exchange pursuant to the offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

     Lost, Stolen, Destroyed or Mutilated Option Agreements Evidencing the Tendered Options. If your option agreement(s) evidencing the options to be tendered has been lost, stolen, destroyed or mutilated, you must complete the box captioned "Lost, Stolen, Destroyed or Mutilated Agreements" on the letter of transmittal, indicating the number of options subject to the lost, stolen, destroyed or mutilated option agreement(s). You must then contact us to ascertain the steps that must be taken to replace the option agreement(s) evidencing the options to be tendered. To avoid delay, you should immediately contact either Suzi Podhorecki, our Legal and Stock Option Administrator, or Jane Luba, our Vice President of Human Resources, at (703) 758-6000.

4.   WITHDRAWAL RIGHTS.

     You may withdraw your tendered options according to the instructions of this Section 4.

     You may withdraw your tendered options at any time before 5:00 p.m., Reston, Virginia time, on September 25, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer.

     To validly withdraw tendered options, you must deliver to Suzi Podhorecki or Jane Luba, Motient Corporation, 10802 Parkridge Boulevard, Reston, Virginia 20191, a written notice of withdrawal, with the required information while you still have the right to withdraw the tendered options. The notice of withdrawal must specify:

o    the name of the option holder who tendered the options to be withdrawn,

o    the grant date,

o    the exercise price,

o the total number of shares of common stock subject to each grant to be withdrawn, and

o the number of shares of common stock subject to all option grants to be withdrawn.

Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as the option holder's name appears on the option agreement(s) evidencing the options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

     Neither Motient nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF RESTRICTED STOCK.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted for exchange on September 25, 2001, the scheduled expiration date of the offer, you will enter into a new restricted stock agreement between you and us immediately after the expiration date. If we extend the expiration date, you will be granted new shares of restricted stock immediately after the expiration of the extension.

     The number of shares of restricted stock you will receive will be equal to the number of shares of common stock subject to the options tendered and accepted for exchange multiplied by 0.75. We will not issue any fractional shares of restricted stock, and will round up all fractional shares to the next whole number. The number of shares of restricted stock will be adjusted for our proposed reverse stock split, if approved, and for other any stock splits, stock dividends and similar events which are completed prior to the issuance of the new shares of restricted stock. If you are not an eligible to participate on the date you tender options, you will not receive any new restricted stock in exchange for your tendered options that have been accepted for exchange. Instead, you will continue to hold your options subject to their ordinary terms and conditions. In addition, if you cease to be an employee or director (other than the former employee) after your options have been canceled and your restricted stock issued but before the end of the six-month suspension of your vesting, with limited exceptions, you will not receive any vested restricted stock and your restricted stock will be forfeited.

     You may tender fewer than all your options, provided that with respect to any tender of options, you must tender all options that are part of the same grant. If you hold options that were issued to you under separate grants, you may choose to tender options granted on one occasion while not tendering options granted at other times. If you wish to tender only some of your options (and comply with the requirement to tender all options that were subject to the same grant of options), you must indicate in the table on page 1 of the letter of transmittal each grant of options that will be included in your tender.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn.

6.   CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after August 27, 2001, and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

     (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new shares of restricted stock, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Motient or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

     (1) make the acceptance for exchange of, or issuance of shares of restricted stock for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

     (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new shares of restricted stock for, some or all of the tendered options;

     (3)  materially impair the contemplated benefits of the offer to us; or

     (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Motient or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

     (c) there shall have occurred:

     (1)  any general  suspension  of trading in, or  limitation  on prices for,
          securities   on   any   national   securities   exchange   or  in  the
          over-the-counter market;

     (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

     (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

     (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

     (5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Motient or our subsidiaries or on the trading in our common stock;

     (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Motient or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

     (7) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

     (8) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on August 27, 2001;

     (d) there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

     (e) other than as a result of our merger with Rare Medium or as a result of the sale of assets from Motient Services Inc. to Mobile Satellite Ventures LLC, a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

     (1) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
          Schedule  13D or  Schedule  13G with the SEC on or before  August  27,
          2001;

     (2)  any such  person,  entity or group  that has filed a  Schedule  13D or
          Schedule 13G with the SEC on or before August 27, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

     (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

     (f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Motient or our subsidiaries that, in our reasonable judgment, is or may be material to Motient or our subsidiaries.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. Any determination we make concerning the events described in this section 6 will be final and binding upon all persons.

7.   PRICE RANGE OF THE COMMON STOCK.

     Our common stock is quoted on Nasdaq under the symbol "MTNT." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by Nasdaq. Please note that the following do not reflect adjustments for our proposed one-for-ten reverse stock split.


Quarter Ended                                    High                      Low
-------------                                    ----                      ---
June 30, 2001...............................    $ 2.05                   $ 0.38
March 31, 2001..............................      6.59                     1.22
December 31, 2000...........................     14.31                     3.31
September 30, 2000..........................     16.06                    10.25
June 30, 2000...............................     24.31                     7.88
March 31, 2000..............................     41.50                    14.25
December 31, 1999...........................     23.13                     8.31
September 30, 1999..........................     23.50                    15.38


     As of August 16, 2001, the last reported sale price of our common stock, as quoted on Nasdaq, was $.43 per share.

     We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK AWARD.

     Consideration. Assuming we purchase all outstanding options from eligible participants pursuant to the offer, the aggregate amount of restricted stock we will issue to optionholders will be 3,273,987 shares. The restricted stock issued pursuant to this offer will be drawn from a pool of common stock authorized for issuance under the stock award plan, or made available by our cancellation of the tendered options.

     Terms of Restricted Stock. The restricted stock will be issued pursuant to the stock award plan, and it will be subject to all of the terms and conditions of the stock award plan. Our statements concerning the stock award plan and the restricted stock are merely summaries and do not purport to be complete. All statements are subject to, and are qualified in their entirety by reference to, all provisions of the stock award plan and the restricted stock agreement between you and us. The form of restricted stock agreement has been filed as an exhibit to our Tender Offer Statement on the Schedule TO which was filed with the Securities and Exchange Commission. A sample restricted stock agreement is included with this document. Please contact either Suzi Podhorecki or Jane Luba at Motient Corporation, 10802 Parkridge Boulevard, Reston, Virginia 20191 to receive copies of the Motient Corporation stock award plan or a form of restricted stock agreement. Copies will be furnished promptly at our expense.

     Awards of restricted stock under the stock award plan may be made to any of our current employees, consultants and non-employee directors. The maximum number of shares that may be granted to one individual pursuant to the stock award plan is 3,650,000. The shares of restricted stock you receive in exchange for tendered stock options will be subject to forfeiture and other restrictions until the shares vest. Such restrictions include prohibitions against sale, assignment, transfer, pledge, or other encumbrance, other than by will or the laws of descent and distribution, in each case until the shares have vested.

     Vesting. The new restricted stock grant you receive will have the same vesting schedule as the option you exchanged for the restricted stock, except that no shares will be vested during the six-month vesting suspension period following the date of your new restricted stock award. This means that with limited exceptions you will forfeit your entire award if you terminate employment during the vesting suspension period. All shares of restricted stock will vest upon death or disability, as defined in the restricted stock agreement. If during the vesting suspension period we terminate your employment for other than "cause" you will be vested, on your termination date, in a number of shares of restricted stock equal to the percentage of your options that would have been vested as of such date under your existing option agreement.

     We are also reserving the right, in the event of a merger into another company or change of control transaction after your options are canceled and the restricted stock issued but before the end of the vesting suspension period, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive vested shares of restricted stock under this offer on the same vesting schedule as your options. If we were to terminate your right to receive vested shares of restricted stock on the same vesting schedule as your options tendered in connection with such a merger into another company or change of control transaction, if you tender your options, you may not receive new shares of vested restricted stock, or any other consideration for the tendered options, or you may receive restricted stock on vesting schedule less favorable than the vesting schedule of your tendered options. If we are a party to a merger into another company or change of control transaction after your options are canceled and the restricted stock issued but before the end of the vesting suspension period, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to grant shares of restricted stock or compensation comparable to the new shares of restricted stock that would have been received under the offer, although there can be no assurance that we would be successful in negotiating such an agreement. Our current merger agreement with Rare Medium Group, Inc. will not affect this offer to exchange options for restricted stock. See amendment no. 1 to our registration statement on S-4 (file no. 333-63826) filed on August 15, 2001 for a description of the Rare Medium merger. We presently have no plans or proposals that relate to or would result in a change of control of Motient.

     Any shares of restricted stock which will be held by certain individuals classified as insiders under Section 16(a) of the Exchange Act will vest upon a "change of control." A "change of control" occurs if (i) any person or group of persons (as defined in Section 13(d) and 14(d) of the Exchange Act) together with its affiliates, excluding employee benefit plans of Motient, is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Motient representing 40% or more of the combined voting power of Motient's then outstanding securities; or (ii) individuals who at the beginning of any two-year period constitute the board of directors, plus new directors of Motient whose election or nomination for election by Motient's shareholders is approved by a vote of at least two-thirds of the directors of Motient still in office who were directors of Motient at the beginning of such two-year period, cease for any reason during such two-year period to constitute at least two-thirds of the members of the board of directors; or (iii) the shareholders of Motient approve a merger or consolidation of Motient with any other corporation or entity regardless of which entity is the survivor, other than a merger or consolidation which would result in the voting securities of Motient outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of Motient or such surviving entity outstanding immediately after such merger or consolidation; or (iv) the shareholders of Motient approve a plan of complete liquidation or winding-up of Motient or an agreement for the sale or disposition by Motient of all or substantially all of Motient's assets.

     Forfeiture. Prior to vesting, your restricted stock will be subject to complete forfeiture if you cease to be employed by us for any reason other than disability or death, as defined by the restricted stock agreement. Other than the former employee, if you cease, other than in connection with a downsizing, to be an employee or director after your options have been canceled and your restricted stock issued but before the end of the six-month suspension of your vesting, you will not receive any vested restricted stock and your restricted stock will be forfeited.

     Stock Certificates. Until your restricted stock vests, it will be held in our custody. You will not receive a stock certificate for the shares of restricted stock. Your award of restricted stock will be evidenced by the restricted stock agreement between you and us. Because your vesting will be suspended for six months after your options have been canceled and the restricted stock has been issued to you, you will not receive a stock certificate until the end of the six-month period. At that time, you will receive a stock certificate for the number of shares vested. If you are still employed by us or acting as a director on each vesting date, the number of shares of our common stock corresponding to your vested shares of restricted stock will be issued to you. You will have dividend, voting and other stockholder rights with respect to all shares of restricted stock you receive pursuant to this offer and exchange. We will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders.


9.   CERTAIN INFORMATION ABOUT US.

GENERAL

     We are a nationwide provider of two-way, wireless mobile data services and mobile Internet services. Our customers use our network and applications for email messaging and dispatch and voice communications services, enabling businesses, mobile workers and consumers to transfer electronic information and messages and access corporate databases and the Internet. Our network is designed to offer a broad array of wireless data services such as:

o two-way mobile Internet services, including its eLink(sm) wireless email service and BlackBerry(TM) by Motient wireless email, that provide users integrated wireless access to a broad range of corporate and Internet email and Internet-based information;
o telemetry systems that connect remote equipment, such as wireless point-of-sale terminals, with a central monitoring facility;
o mobile data and call dispatch fleet management systems used by large field service organizations; and
o point-to-multi-point voice communications systems used by natural resource companies, utilities, government agencies and other entities with mobile fleets and field workers.

     We have been providing terrestrial wireless services to customers for several years, using a network which possesses four key design attributes: (1) two-way communication, (2) in-building penetration, (3) user mobility, and (4) broad nationwide coverage. Our fully-deployed terrestrial wireless two-way data network is comprised of over 2,000 base stations that provide service to 490 of the nation's largest cities and towns, including virtually all metropolitan areas. In 2000, we improved our terrestrial network performance and coverage, adding approximately 200 new base stations. Our satellite in geosynchronous orbit overlays its terrestrial network, thereby extending the service area coverage of its network for certain of its transportation service offerings throughout all 50 states and the Caribbean. The satellite also provides nationwide voice and dispatch services. As of June 30, 2001, there were approximately 250,276 end users on our networks.

CERTAIN FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial and operating data for Motient. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000, that have been audited by Arthur Andersen LLP, independent accountants. The selected historical statement of operations data for the six months ended June 30, 2000 and June 30, 2001 and the selected historical balance sheet data as of June 30, 2001, which are included in our quarterly report on Form 10-Q for the six months ended June 30, 2001, are
unaudited,  but  include,  in  the  opinion  of  management,   all  adjustments,
consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.


                                                               At or For the Year           At or For the Year
                                                                     Ended                         Ended
                                                                  December 31,                   June 30,
                                                            2000(1)        1999(1)          2001           2000
                                                          ------------- --------------- -------------- -------------
                                                                       (In thousands, except per share data)

Statement of Operations Data:
Revenues:
     Services.....................................          $   73,479     $  67,653     $  37,522     $   35,373
     Equipment....................................              26,372        23,418         9,542         12,486
                                                          ------------  ------------    ----------     ----------
        Total Revenue.............................              99,851        91,071        47,064         47,859

Cost of service and operations....................              75,528        69,258        37,764         36,792
Cost of equipment sold............................              32,843        29,527        16,570         13,205
Sales and advertising.............................              35,454        23,125        14,592         13,846
General and administrative........................              97,626        40,336        11,194         40,577
Satellite and related assets impairment...........                 ---        97,419           ---            ---
Depreciation and amortization.....................              38,812        55,798        17,385         18,288
                                                          ------------  ------------    ----------     ----------

Operating loss                                                (180,412)     (224,392)      (50,441)       (74,849)
Interest and other income.........................              31,379         8,464           413         15,153
Interest expense..................................             (62,455)      (65,928)      (30,250)       (31,010)
     Gain on sale of transportation business......               5,691           ---           ---            ---
     Gain (loss) on notes to/from related party...              36,779       (37,318)      (13,800)         36,779
Equity in loss of XM Radio........................                 ---        (6,692)       11,194         40,577
Minority interest.................................              33,429         7,067       (23,327)         10,683
                                                          ------------   ------------    ----------     ----------
Net loss before extraordinary item, XM Radio Preferred
     Dividend and Beneficial Conversion...........            (135,589)     (318,799)     (117,405)       (43,244)
     Extraordinary loss on extinguishment of debt.              (3,035)      (12,132)       (1,925)          (417)
                                                          -------------  ------------    ----------     ----------

Net Loss                                                      (138,624)     (330,931)     (119,330)       (43,661)
XM Radio preferred stock dividend and beneficial
     Conversion...................................             (49,519)           ---           ---        (1,251)
                                                          ------------   ------------    ----------     ----------
Net loss attributable to common shareholders......            (188,143)     (330,931)     (119,300)       (44,912)
                                                          =============  ============    ==========     ==========

Loss per share of Common Stock:
Loss before extraordinary item....................         $     (3.75)  $     (8.09)        (2.36)         (0.90)

Extraordinary item................................               (0.06)        (0.30)         (.04)          (.01)
                                                           ------------  ------------    ----------     ----------

Net loss per common share.........................               (3.81)        (8.33)        (2.40)          (.91)
                                                           ============  ============    ==========     ==========

Weighted average shares outstanding (000's).......              49,425        39,704        49,741         49,298

Other Financial and Operating Data:
Number of subscribers (end of period).............             205,875       140,702       250,276        170,043
Average monthly revenue per unit..................        $         31    $       43            27             38
Depreciation and amortization.....................              38,812        55,798        17,385         18,288
     Capital expenditures.........................             488,453       156,686         6,202         28,458

Balance Sheet Data:
Cash and cash equivalents.........................         $   227,423    $   51,474         5,317        271,980
Property and equipment, net.......................             175,706       116,516       106,610        138,596
Total assets......................................           1,571,714       809,948       485,682      1,391,860
Total debt........................................             725,546       477,610       473,745        722,274
     Total stockholders' equity (deficit)                       12,884       (17,226)     (114,249)        29,492

                                      -25-

         (1) From the date of inception of XM Radio through July 7, 1999, Motient's investment in XM Radio was accounted for pursuant to the equity method. On July 7, 1999, Motient acquired 100% of the voting interest in XM Radio; therefore, the results of XM Radio for the period from July 7, 1999 through December 31, 2000, have been consolidated in Motient's financial statements. In January 2001, Motient relinquished control of XM Radio, and as a result, Motient's investment in XM Radio was again accounted for pursuant to the equity method from January 1, 2001. Excluding the impact of the consolidation of XM Radio, Motient's operating loss would have been $202.1 million and $101.9 million for the years ended December 31, 1999 and 2000, respectively, and $21.7 million for the three months ended March 31, 2000.

     See "Additional Information" beginning on page 31 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements and unaudited financial data we have summarized above.


10.  INTERESTS  OF  DIRECTORS  AND  OFFICERS;   TRANSACTIONS   AND  ARRANGEMENTS
     CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to purchase as Schedule A. As of August 1, 2001, our executive officers and directors as a group beneficially owned options outstanding under our stock incentive plans to purchase a total of 2,073,208 shares of our common stock, which represented approximately 28% of the shares subject to all options outstanding under our stock incentive plans as of that date. All of the options held by these persons are eligible to be tendered in the offer.

     Except for ordinary course purchases under our stock incentive plans and ordinary course grants of stock options to employees who are not executive officers, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Motient or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Motient.

     We have been advised that most of our executive officers and directors intend to tender options pursuant to this offer.

     Hughes Electronics Corporation and Baron Capital, two of our stockholders, have entered into voting agreements with Rare Merger in connection with our merger with Rare Medium. Hughes and Baron Capital have agreed to vote their shares of our common stock in favor of the proposals necessary to complete our merger with Rare Medium. In addition, we are a party to a stockholders agreement with Motient and AT&T Wireless which includes provisions relating to our corporate governance and voting and transferability of our shares.

     Except for outstanding options to purchase common stock and restricted stock awards granted from time to time to certain of our employees (including executive officers) and non-employee directors pursuant to our stock incentive plans, and except as set forth in this offer to purchase, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

11.  STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER.

     Options we acquire pursuant to the offer will be canceled and returned to the pool of options available for issuance under the plans. Such options will be available for future awards to eligible participants under the stock award plan without further stockholder action (except as required by applicable law or the rules of the Nasdaq National Market or any other securities exchange on which our common stock is then listed).

12.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     Because we are not currently in compliance with the requirements for continued listing on Nasdaq, we received a letter from Nasdaq on May 18, 2001 that, unless we provide Nasdaq with a definitive plan to achieve compliance in the short term and sustain compliance in the long term, Nasdaq will notify Motient that its common stock will be delisted. The Motient board of directors adopted the reverse stock split as part of its plan to achieve compliance. Our stockholders will vote on the reverse stock split at a special meeting expected to be scheduled for late September or early October 2001.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of restricted stock as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue restricted stock for tendered options is subject to conditions, including the conditions described in section 6.

13.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     General. There are no immediate tax consequences to receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. (See below for a discussion of Section 83(b) elections.) Upon vesting in the restricted stock and the lapse of the terms, conditions and restrictions that apply to the restricted stock under the restricted stock agreement between you and us, you will be required to recognize ordinary income in an amount equal to the fair market value of the restricted stock, determined on the date the shares of restricted stock are no longer restricted. For example, if 500 of your shares of restricted stock vest on March 1, 2002, and the fair market value of Motient's common stock on that date is $2.00 per share, you would have to recognize $1,000 of ordinary income on that date. The ordinary income that you recognize upon vesting of your restricted stock will be reflected on your year-end Form W-2, and Motient will be required to withhold certain federal, state and local income and payroll taxes. Unless you are a non-employee director, all taxes that must be withheld by us with respect to that income will be due to us immediately as of the vesting date.

     Withholding Taxes. In order to facilitate the payment of withholding tax obligation related to employee awards, you will be required to pay us an amount equal to the amount we are required to withhold. We expect that you will have the choice either of (a) remitting a cash payment of the required amount to us, or (b) authorizing us to deduct such amounts from your compensation. If you wish to sell shares of your stock that have vested to raise the cash to remit to us, we expect to make arrangements with a broker who will work with you to facilitate such sales. We reserve the right to transact a sale of sufficient shares to cover all required withholding, if you do not pay the required withholding in a timely or appropriate manner.

     Section 83(b). If you make a Section 83(b) election, you will be required to recognize taxable income as of the date of your new restricted stock award, in an amount equal to the fair market value of the restricted stock on such date. If you desire to make a Section 83(b) election, the Section 83(b) election must be made and filed with the Internal Revenue Service within 30 days of the exchange. A form of letter that may be used to make a Section 83(b) election will be included with your restricted stock agreement. If you are an employee you will have to pay us the amount we are required to withhold. If the restricted stock is subsequently forfeited, you are not entitled to a deduction for the loss or a refund of any taxes paid. However, having made the filing, if you hold the restricted stock until after the shares of restricted stock vest and subsequently sell the shares of common stock issued to you upon vesting, the gain from the sale will be taxed as a capital gain as opposed to ordinary income. Further, if you hold the shares for more than one year, the capital gains will be subject to long-tem capital gains tax rates.

     We will generally be allowed a business expense deduction for the amount of any taxable income recognized by you at the time such income is recognized.
Section 162(m) of the Internal Revenue Code, however, may limit the deduction that can be claimed by Motient under certain circumstances.

     We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.

14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Reston, Virginia time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

     (a) (1) we increase or decrease the amount of consideration offered for the options;

         (2) we decrease the number of options eligible to be tendered in the offer; or

         (3) we increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

     (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this section 14.

15.  FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of options pursuant to this offer to exchange.


16.  ADDITIONAL INFORMATION

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

     The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This offer incorporates by reference the financial statements and the notes thereto contained in the documents listed below that have been previously filed with the SEC and any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, until completion of the offer:

1. our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, file no. 000-23044;

2. our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-23044;

3. our registration statement on Form S-8 filed with the SEC on June 30, 2000 file no. 333-23044;

4. our registration statement on Form S-8 filed with the SEC on October 12, 1999 file no. 333-88807;

5. amendment no. 1 to our registration statement on Form S-4 filed with the SEC on August 15, 2001, file no. 333-63826;

6.   our current report on Form 8-K filed with the SEC on May 14, 2001;

7.   our current report on Form 8-K filed with the SEC on May 17, 2001;

8.   our current report on Form 8-K filed with the SEC on May 25, 2001.

     Our SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:


450 Fifth Street, N.W.        7 World Trade Center       500 West Madison Street
      Room 1024                    Suite 1300                  Suite 1400
Washington, D.C. 20549      New York, New York 10048     Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MTNT."

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                               Motient Corporation
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                              Attn: Suzi Podhorecki

or by telephoning either Suzi Podhorecki, our Legal and Stock Option Administrator, at (703) 758-6135 or Jane Luba, our Vice President of Human Resources, at (703) 758-6100 between the hours of 9:00 a.m. and 5:00 p.m., Reston, Virginia, local time.

     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

     The information contained in this offer to exchange about Motient should be read together with the information contained in the documents to which we have referred you.

17.  MISCELLANEOUS.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of options residing in such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 16 with respect to information concerning us.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the offer other than those contained herein or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or authorization as having been authorized by us.

                                               MOTIENT CORPORATION
August 27, 2001

                                   SCHEDULE A

     Our directors and executive officers and their positions as of August 1, 2001 are set forth in the following table:

Name                          Position and Offices Held
----                          -------------------------

David H. Engvall..............Vice President, General Counsel and Secretary
Dennis W. Mathison............Senior Vice President and Chief Technology Officer
Billy J. Parrott..............Director
Gary M. Parsons...............Chairman of the Board and Director
Walter V. Purnell, Jr.........Chief Executive Officer, President and Director
Andrew A. Quartner............Director
W. Bartlett Snell.............Senior Vice President and Chief Financial Officer
Jonelle St. John..............Director

     The address of each director and executive officer is: c/o Motient Corporation, 10802 Parkridge Boulevard, Reston, VA 20191-5416.

================================================================================

                                OFFER TO EXCHANGE

                             ALL OUTSTANDING OPTIONS

               UNDER THE MOTIENT CORPORATION STOCK AWARD PLAN AND

                               DIRECTOR STOCK PLAN





                            -------------------------






Any questions or requests for assistance or additional copies of any documents incorporated by reference into the prospectus may be directed to either Suzi Podhorecki, our Legal and Stock Option Administrator, at (703) 758-6135 or Jane Luba, our Vice President of Human Resources, at (703) 758-6100 at Motient Corporation, 10802 Parkridge Boulevard, Reston, Virginia 20191-5416 or by facsimile at (703) 758-6134, or by email at Options@motient.com.




                            ------------------------



                                 August 27, 2001